================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. )
                             ----------------------

                                 TRIAD PARK LLC
                                (Name of Issuer)

                 LIMITED LIABILITY COMPANY MEMBERSHIP INTERESTS
                         (Title of Class of Securities)

                                    895814101
                                 (CUSIP Number)
                             ----------------------

                                TIMOTHY I. LEVART
                                885 THIRD AVENUE
                               NEW YORK, NY 10022
                            TEL. NO.: (212) 371-3813
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             ----------------------

                                 MARCH 16, 1998
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                               Page 1 of 32 Pages

                                  SCHEDULE 13D


CUSIP NO. 895814101                                           PAGE 2 OF 32 PAGES
          ---------

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Davidson Kempner Partners
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)   X               (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  WC
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   New York
                                         ------------------------

Number of          (7)  Sole Voting Power    320,000
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  320,000
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  320,000
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  1.62%
                                                        ---------

(14)  Type of Reporting Person    PN
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. 895814101                                           PAGE 3 OF 32 PAGES
          ---------


(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Davidson Kempner Institutional Partners, L.P.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)  X                (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  WC
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                         ------------------------

Number of          (7)  Sole Voting Power    568,300
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  568,300
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  568,300
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  2.88%
                                                        ---------

(14)  Type of Reporting Person    PN
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. 895814101                                           PAGE 4 OF 32 PAGES
          ---------

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Davidson Kempner Endowment Partners
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)   X               (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  WC
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   New York
                                         ------------------------

Number of          (7)  Sole Voting Power    177,100
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  177,100
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  177,100
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   0.90%
                                                        ---------

(14)  Type of Reporting Person    PN
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. 895814101                                           PAGE 5 OF 32 PAGES
          ---------


(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     MHD Management Co.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)   X               (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  AF
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   New York
                                         ------------------------

Number of          (7)  Sole Voting Power    497,300
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  497,300
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  497,300
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  2.52%
                                                        ---------

(14)  Type of Reporting Person    PN
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. 895814101                                           PAGE 6 OF 32 PAGES
          ---------


(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     M.H. Davidson & Co.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)   X               (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  WC
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   New York
                                         ------------------------

Number of          (7)  Sole Voting Power    32,000
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  32,000
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  32,000
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   .16%
                                                        ---------

(14)  Type of Reporting Person    PN
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. 895814101                                           PAGE 7 OF 32 PAGES
          ---------


(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Davidson Kempner Advisers Inc.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)   X               (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  AF
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   New York
                                         ------------------------

Number of          (7)  Sole Voting Power    568,300
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  568,300
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  568,300
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  2.88%
                                                        ---------

(14)  Type of Reporting Person    CO
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. 895814101                                           PAGE 8 OF 32 PAGES
          ---------


(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Davidson Kempner International Ltd.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)   X               (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  WC
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   British Virgin Islands
                                         ------------------------

Number of          (7)  Sole Voting Power    54,600
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  54,600
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  54,600
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  0.28%
                                                        ---------

(14)  Type of Reporting Person    CO
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. 895814101                                           PAGE 9 OF 32 PAGES
          ---------

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Davidson Kempner International Advisers, L.L.C.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)   X               (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  AF
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                         ------------------------

Number of          (7)  Sole Voting Power    54,600
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  54,600
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  54,600
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  0.28%
                                                        ---------

(14)  Type of Reporting Person    CO
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. 895814101                                          PAGE 10 OF 32 PAGES
          ---------


(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Marvin H. Davidson
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)   X               (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  AF
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   United States
                                         ------------------------

Number of          (7)  Sole Voting Power    -
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   1,152,200
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  -
Person With                                   -------------------
                  (10)  Shared Dispositive Power  1,152,200
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  1,152,200
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  5.85%
                                                        ---------

(14)  Type of Reporting Person    IN
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. 895814101                                          PAGE 11 OF 32 PAGES
          ---------

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Thomas L. Kempner, Jr.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)   X               (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  AF, PF
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   United States
                                         ------------------------

Number of          (7)  Sole Voting Power    --
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   1,153,300
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  --
Person With                                   -------------------
                  (10)  Shared Dispositive Power  1,153,300
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  1,152,200
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [X]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  5.85%
                                                        ---------

(14)  Type of Reporting Person    IN
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. 895814101                                          PAGE 12 OF 32 PAGES
          ---------

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Stephen M. Dowicz
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)   X               (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  AF
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   United States
                                         ------------------------

Number of          (7)  Sole Voting Power    -
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   1,153,300
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  -
Person With                                   -------------------
                  (10)  Shared Dispositive Power  1,153,300
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  1,152,200
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [X]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  5.85%
                                                        ---------

(14)  Type of Reporting Person    IN
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. 895814101                                          PAGE 13 OF 32 PAGES
          ---------

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Scott E. Davidson
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)   X               (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  AF
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   United States
                                         ------------------------

Number of          (7)  Sole Voting Power    -
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   1,153,300
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  -
Person With                                   -------------------
                  (10)  Shared Dispositive Power  1,153,300
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  1,152,200
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [X]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  5.85%
                                                        ---------

(14)  Type of Reporting Person    IN
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. 895814101                                          PAGE 14 OF 32 PAGES
          ---------


(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Michael J. Leffell
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)   X               (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  AF
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   United States
                                         ------------------------

Number of          (7)  Sole Voting Power    -
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   1,153,300
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  -
Person With                                   -------------------
                  (10)  Shared Dispositive Power  1,153,300
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  1,152,200
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [X]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  5.85%
                                                        ---------

(14)  Type of Reporting Person    IN
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. 895814101                                          PAGE 15 OF 32 PAGES
          ---------

Item 1.  Security and Issuer.

                  This Schedule relates to the Limited Liability Company Interests (the "Interests") par value $.01 per Interest, of Triad Park, LLC (the "Company"). The principal executive offices of the Company are located at 3055 Triad Drive, Livermore, California 94550.

Item 2.  Identity and Background.

                  The names and addresses of the persons filing this Schedule are as follows:

                  Davidson Kempner Partners ("DKP"), a New York limited partnership, whose address is 885 Third Avenue, New York, New York, 10022, and which is engaged in buying and selling securities for investment purposes;

                  Davidson Kempner Institutional Partners, L.P.
                  ("DKIP"), a Delaware limited partnership, whose address is 885 Third Avenue, New York, New York, 10022, and which is engaged in buying and selling securities for investment purposes;

                  Davidson Kempner Endowment Partners ("DKEP"), a New York limited partnership, whose address is 885 Third Avenue, New York, New York, 10022, and which is engaged in buying and selling securities for investment purposes;

                  MHD Management Co. ("MHD"), a New York limited partnership, the general partner of DKP and DKEP whose address is 885 Third Avenue, New York, New York, 10022, and which is engaged in buying and selling securities for investment purposes;

                  M.H. Davidson & Co., a New York limited
                  partnership whose address is 885 Third Avenue, New York, New York, 10022, and which is engaged in buying and selling securities for investment purposes;

                  Davidson Kempner Advisers Inc. ("DKAI"), a New York corporation, whose address is 885 Third Avenue, New York, New York, 10022, and which is engaged in buying and selling securities for investment purposes. DKAI is the general partner of DKIP;

                                  SCHEDULE 13D


CUSIP NO. 895814101                                          PAGE 16 OF 32 PAGES
          ---------

                  Davidson Kempner International Ltd. ("DKIL"), a British Virgin Islands company, whose address is c/o Citco B.V.I. Limited, Citco Building, Wickhams Cay, P.O. Box 662, Road Town, Tortolla British Virgin Islands, and which is engaged in buying and selling securities for investment purposes;

                  Davidson Kempner International Advisors, L.L.C.
                  ("DKIA"), a Delaware limited liability company, whose address is 885 Third Avenue, New York, New York 10022, and which is the investment manager of DKIL; and

                  Marvin H. Davidson, Thomas L. Kempner, Jr.,
                  Stephen M. Dowicz, Scott E. Davidson and Michael
                  J. Leffell, general partners of MHD and M.H.
                  Davidson & Co. and who are the sole stockholders of DKAI. Information in response to Items (a) through (c) and (f) with respect to Messrs. Marvin
                  H. Davidson, Kempner, Dowicz, Scott E. Davidson and Leffell is set forth in Appendix I, attached hereto and incorporated by reference herein.

                  The above named persons are sometimes referred to as the "Reporting Persons."

                  None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or adminis trative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Certain information concerning the officers and directors of DKAI and DKIA is set forth on Appendix I hereto and incorporated by reference herein.


Item 3.  Source and Amount of Funds or Other Consideration

                  Working capital of DKP, DKIP, DKEP, MHD and DKIL.

Item 4.  Purpose of the Transaction.

                  DKP, DKIP, DKEP, MHD and DKIL have acquired the shares of Common Stock for investment purposes.

                  DKP, DKIP, DKEP, MHD and DKIL have no intention, plan or proposal with respect to:

                                  SCHEDULE 13D


CUSIP NO. 895814101                                          PAGE 17 OF 32 PAGES
          ---------

                  (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                  (d) Any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

                  (e)      Any material change in the present
                           capitalization or dividend policy of the issuer;

                  (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

                  (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                  (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j) Any action similar to any of those enumerated above.

                                  SCHEDULE 13D


CUSIP NO. 895814101                                          PAGE 18 OF 32 PAGES
          ---------

                  Each of the Reporting Persons, however, may, at any time and from time to time, and reserves the right to, acquire additional securities of the Company, dispose of any such securities of the Company or formulate other plans or proposals regarding the Company or its securities, to the extent deemed advisable by such Reporting Person in light of its general investment policies, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

                  The aggregate percentage of Interests reported owned by each person herein is based upon the Issuer's Form 10-QSB filed on November 12, 1997, which disclosed that 19,708,123 Interests were outstanding at the close of business on September 30, 1997.

                  As of the close of business on November 16, 1998:


Name of Reporting Party:
------------------------

         DKP

         (a)      Aggregate Number of Securities Owned               320,200

                  Percentage                                           1.62%

         (b)      1.       Sole power to vote or to direct
                           the vote                                  320,200

                  2.       Shared power to vote or to direct
                           the vote                                       --

                  3.       Sole power to dispose or to direct
                           the disposition                           320,200

                  4.       Shared power to dispose of or to
                           direct the disposition                         --

         (c)      Information concerning transactions in
                  the Common Stock effected by DKP is set
                  forth in Appendix II.

         DKIP

         (a)      Aggregate Number of Securities Owned               568,300

                  Percentage                                           2.88%

                                  SCHEDULE 13D


CUSIP NO. 895814101                                          PAGE 19 OF 32 PAGES
          ---------


         (b)      1.       Sole power to vote or to direct
                           the vote                                   568,300

                  2.       Shared power to vote or to direct
                           the vote                                        --

                  3.       Sole power to dispose or to direct
                           the disposition                            568,300

                  4.       Shared power to dispose of or to
                           direct the disposition                          --

         (c)      Information concerning transactions
                  in the Common Stock effected by DKIP is
                  set forth in Appendix II.

         DKEP

         (a)      Aggregate Number of Securities Owned                177,100

                  Percentage                                             .90%

         (b)      1.       Sole power to vote or to direct
                           the vote                                   177,100

                  2.       Shared power to vote or to direct
                           the vote                                        --

                  3.       Sole power to dispose or to direct
                           the disposition                            177,100

                  4.       Shared power to dispose of or to
                           direct the disposition                          --

         (c)      Information concerning transactions
                  in the Common Stock effected by DKEP is
                  set forth in Appendix II.

         MHD Management Co.

         (a)      Aggregate Number of Securities Owned                497,300

         (b)      Percentage                                            2.52%

                  1.       Sole power to vote or to direct
                           the vote                                   497,300

                  2.       Shared power to vote or to direct
                           the vote                                        --

                                  SCHEDULE 13D


CUSIP NO. 895814101                                          PAGE 20 OF 32 PAGES
          ---------

                  3.       Sole power to dispose or to direct
                           the disposition                            497,300

                  4.       Shared power to direct the
                           disposition                                     --

         M.H. Davidson & Co.

         (a)      Aggregate Number of Securities Owned                 32,000

         (b)      Percentage                                             .16%

                  1.       Sole power to vote or to direct
                           the vote                                    32,000

                  2.       Shared power to vote or to direct
                           the vote                                        --

                  3.       Sole power to dispose or to direct
                           the disposition                             32,000

                  4.       Shared power to direct the
                           disposition                                     --

         (c)      Information concerning transactions
                  in the Common Stock effected by M.H. Davidson
                  & Co. is set forth in Appendix II.

         Davidson Kempner Advisers Inc.

         (a)      Aggregate Number of Securities Owned                568,300

         (b)      Percentage                                            2.88%

                  1.       Sole Power to vote or to direct
                           the vote                                   568,300

                  2.       Shared Power to vote or to direct
                           the vote                                        --

                  3.       Sole power to dispose or to direct
                           the dispositions                           568,300

                  4.       Shared power to direct the
                           disposition                                     --

                                  SCHEDULE 13D


CUSIP NO. 895814101                                          PAGE 21 OF 32 PAGES
          ---------



         Davidson Kempner International Ltd.

         (a)      Aggregate Number of Securities Owned                  54,600

         (b)      Percentage                                              .28%

                  1.       Sole power to vote or to direct
                           the vote                                     54,600

                  2.       Shared power to vote or to direct
                           the vote                                         --

                  3.       Sole power to dispose or to direct
                           the disposition                              54,600

                  4.       Shared power to direct the
                           disposition                                      --

         (c)      Information concerning transactions
                  in the Common Stock effected by DKIL
                  is set forth in Appendix II.


         DKIA

         (a)      Aggregate Number of Securities Owned                  54,600

         (b)      Percentage                                              .28%

                  1.       Sole power to vote or to direct
                           the vote                                     54,600

                  2.       Shared power to vote or to direct
                           the vote                                         --

                  3.       Sole power to dispose or to direct
                           the disposition                              54,600

                  4.       Shared power to direct the
                           disposition                                      --

         Marvin H. Davidson

         (a)      Aggregate Number of Securities Owned               1,152,200

         (b)      Percentage                                             5.85%

                  5.       Sole Power to vote or to direct
                           the vote                                         --

                  6.       Shared Power to vote or to direct

                                  SCHEDULE 13D


CUSIP NO. 895814101                                          PAGE 22 OF 32 PAGES
          ---------

                           the vote                                  1,152,200

                  7.       Sole power to dispose or to direct
                           the dispositions                                 --

                  8.       Shared power to direct the
                           disposition                               1,152,200

         Thomas L. Kempner, Jr.

         (a)      Aggregate Number of Securities Owned             1,152,200*/

         (b)      Percentage                                             5.85%

                  1.       Sole Power to vote or to direct
                           the vote                                         --

                  2.       Shared Power to vote or to direct
                           the vote                                  1,153,300

                  3.       Sole power to dispose or to direct
                           the disposition                                  --

                  4.       Shared power to direct the
                           disposition                               1,153,300

         Stephen M. Dowicz

         (a)      Aggregate Number of Securities Owned             1,152,200*/

         (b)      Percentage                                             5.85%

                  1.       Sole Power to vote or to direct
                           the vote                                         --

                  2.       Shared Power to vote or to direct
                           the vote                                  1,153,300

--------
*/ Excludes 1,100 shares held by the M.H. Davidson & Co., Inc. 401(k) Plan, of which Messrs. Kempner, Leffell, Dowicz and Scott Davidson are the Trustees. Each of Messrs. Kempner, Leffell, Dowicz and Scott Davidson disclaims beneficial ownership of such shares except to the extent of such persons interest in such 401(k) Plan.

                                  SCHEDULE 13D


CUSIP NO. 895814101                                          PAGE 23 OF 32 PAGES
          ---------

                  3.       Sole power to dispose or to direct
                           the disposition                                  --

                  4.       Shared power to direct the
                           disposition                               1,153,300

         Scott E. Davidson

         (a)      Aggregate Number of Securities Owned             1,152,200*/

         (b)      Percentage                                             5.85%

                  1.       Sole Power to vote or to direct
                           the vote                                         --

                  2.       Shared Power to vote or to direct
                           the vote                                  1,153,300

                  3.       Sole power to dispose or to direct
                           the disposition                                 --

                  4.       Shared power to direct the
                           disposition                               1,153,300

         Michael J. Leffell

         (a)      Aggregate Number of Securities Owned             1,152,200*/

         (b)      Percentage                                             5.85%

                  1.       Sole Power to vote or to direct
                           the vote                                         --

                  2.       Shared Power to vote or to direct
                           the vote                                  1,153,300

                  3.       Sole power to dispose or to direct
                           the disposition                                  --

                  4.       Shared power to direct the
                           disposition                               1,153,300

--------
*/ Excludes 1,100 shares held by the M.H. Davidson & Co., Inc. 401(k) Plan, of which Messrs. Kempner, Leffell, Dowicz and Scott Davidson are the Trustees. Each of Messrs. Kempner, Leffell, Dowicz and Scott Davidson disclaims beneficial ownership of such shares except to the extent of such persons interest in such 401(k) Plan.

                                  SCHEDULE 13D


CUSIP NO. 895814101                                          PAGE 24 OF 32 PAGES
          ---------

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         None.

Item 7.  Material to be Filed as Exhibits

         Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(F)(1) under the Securities Exchange Act of 1934, as amended.

                                  SCHEDULE 13D


CUSIP NO. 895814101                                          PAGE 25 OF 32 PAGES
          ---------

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 20, 1998


                                            DAVIDSON KEMPNER PARTNERS
                                              By MHD Management Co., its
                                              general partner

                                            By: /s/ Thomas L. Kempner, Jr
                                            -----------------------------
                                            Thomas L. Kempner, Jr.
                                            General Partner


                                            DAVIDSON KEMPNER INSTITUTIONAL
                                            PARTNERS, L.P.
                                              By Davidson Kempner Advisers
                                              Inc., its general partner

                                            By: /s/ Thomas L. Kempner, Jr
                                            -----------------------------
                                            Thomas L. Kempner, Jr.
                                            Secretary

                                  SCHEDULE 13D


CUSIP NO. 895814101                                          PAGE 26 OF 32 PAGES
          ---------


                                            DAVIDSON KEMPNER ENDOWMENT PARTNERS
                                              By MHD Management Co., its
                                              general partner

                                            By: /s/ Thomas L. Kempner, Jr
                                            -----------------------------
                                            Thomas L. Kempner, Jr.
                                            General Partner


                                            MHD MANAGEMENT CO.

                                            By: /s/ Thomas L. Kempner, Jr
                                            -----------------------------
                                            Thomas L. Kempner, Jr.
                                            General Partner


                                            DAVIDSON KEMPNER ADVISERS INC.

                                            By: /s/ Thomas L. Kempner, Jr
                                            -----------------------------
                                            Thomas L. Kempner, Jr.
                                            Secretary


                                            DAVIDSON KEMPNER INTERNATIONAL LTD.
                                              By Davidson Kempner International
                                              Advisors, LLC

                                            By: /s/ Thomas L. Kempner, Jr
                                            -----------------------------
                                            Thomas L. Kempner, Jr.
                                            A Managing Member


                                            DAVIDSON KEMPNER INTERNATIONAL
                                            ADVISORS, LLC

                                            By: /s/ Thomas L. Kempner, Jr
                                            -----------------------------
                                            Thomas L. Kempner, Jr.
                                            A Managing Member

                                  SCHEDULE 13D


CUSIP NO. 895814101                                          PAGE 27 OF 32 PAGES
          ---------


                                             /s/ Marvin H. Davidson
                                             ----------------------
                                             Marvin H. Davidson


                                             /s/ Thomas L. Kempner, Jr.
                                             --------------------------
                                             Thomas L. Kempner, Jr.


                                             /s/ Stephen M. Dowicz
                                             ---------------------
                                             Stephen M. Dowicz


                                             /s/ Scott E. Davidson
                                             ---------------------
                                             Scott E. Davidson


                                             /s/ Michael J. Leffell
                                             ----------------------
                                             Michael J. Leffell

                                  SCHEDULE 13D


CUSIP NO. 895814101                                          PAGE 28 OF 32 PAGES
          ---------

                                   APPENDIX I

                       Davidson Kempner Advisers Inc. and
                   Davidson Kempner International Advisors LLC


                                            Present Principal Occupation
Name and Position                           and Business Address
-----------------                           ----------------------------

Marvin H. Davidson                          Investment Advisor
 DKAI - President                           885 Third Avenue
 DKIA - Executive Managing                  New York, NY 10022
        Member

Stephen M. Dowicz                           Investment Advisor
 DKAI - Treasurer                           885 Third Avenue
 DKIA - Managing Member                     New York, NY 10022

Thomas L. Kempner, Jr.                      Investment Advisor
 DKAI - Secretary                           885 Third Avenue
 DKIA - Managing Member                     New York, NY 10022

Scott E. Davidson                           Investment Advisor
 DKAI - Managing Director                   885 Third Avenue
 DKIA - Managing Member                     New York, NY 10022

Michael J. Leffell                          Investment Advisor
 DKAI - Managing Director                   885 Third Avenue
 DKIA - Managing Member                     New York, NY 10022

                                  SCHEDULE 13D


CUSIP NO. 895814101                                          PAGE 29 OF 32 PAGES
          ---------

                                   APPENDIX II

                                 Triad Park, LLC
                              Transaction Schedule
                 For the sixty-day period ending March 16, 1998



                                                       Where/How
                                                       Transaction
  Date       Quantity    Price/Share     Buy/Sell      Affected
  ----       --------    -----------     --------      --------
1/29/98       80,000       1.28125         Buy         Open Market

3/16/98      250,000       1.63            Buy         Open Market